One Corporate Center Rye, NY 10580-1422 Tel. (914) 921-5070 Fax (914) 921-5118 www.gabelli.com info@gabelli.com	The Gabelli Global Deal Fund

January 23, 2007

VIA EDGAR AND FAX

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Ms. Laura Hatch, Esq.

Re:	THE GABELLI GLOBAL DEAL FUND
Registration Statement on Form N-2 (File No. 333-138141)

Dear Ms. Hatch:

We refer to the Registration Statement on Form N-2 (File No. 333-138141) of The Gabelli Global Deal Fund, a non-diversified, closed-end management investment company organized under the laws of Delaware (the "Company"), filed with the Securities and Exchange Commission on October 23, 2006, as amended, for the purpose of registering common shares of the Company (the "Registration Statement").

We hereby request acceleration of the effective date of the Registration Statement so that it becomes effective at 2:00 p.m. Washington D.C. time on January 25, 2007, or as soon thereafter as practicable.

We acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission of the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. If you have any questions, please contact James E. McKee at (914) 921-5100 or Richard T. Prins of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2790.

Very truly yours,

By:	THE GABELLI GLOBAL DEAL FUND

By:	/s/ James E. McKee
Name:	James E. McKee, Esq.
Title:	Secretary

cc:	Richard T. Prins, Esq.
Allison Harlow Esq.

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